EXHIBIT 99.1

Equinor ASA: Share buy-back

Equinor has on 9 December 2019 purchased 437,822 own shares at Oslo Stock Exchange at an average price of 169.0989 Norwegian kroner per share.

These share purchases form part of the first tranche of the company's share buy-back programme 2019-2022 announced on 5 September 2019. After this transaction Equinor owns a total of 22,414,214 own shares under the share buy-back programme.

For further information about the share buy-back programme, reference is made to the Oslo Stock Exchange notification published on 5 September 2019 (available from www.newsweb.no).